UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 6, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS, LTD.
ANNOUNCES MANAGERIAL CHANGE

New York, NY, July 6, 2006 - XTL Biopharmaceuticals, Ltd. (Nasdaq: XTLB, LSE: XTL, TASE: XTL) today announced that as part of the on-going process to consolidate key managerial positions, Mr. Jonathan Burgin, Chief Financial Officer, will depart the Company effective today. Bill Kessler, the Company’s Finance Director, will become Principal Financial and Accounting Officer for financial and compliance reporting purposes. Commenting on Mr. Burgin’s departure, Ron Bentsur, XTLbio’s Chief Executive Officer, said, “Jonathan is a consummate professional and on behalf of the Company, I want to thank him for 7 years of dedicated service to XTLbio. I wish him much success in his future endeavors.”

About XTL Biopharmaceuticals, Ltd.

XTL Biopharmaceuticals Ltd. ("XTLbio") is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTLbio is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s hepatitis C pipeline also includes several families of preclinical hepatitis C small molecule inhibitors. In addition, XTLbio has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in hepatitis B liver transplant patients. XTLbio is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:

Ron Bentsur
Chief Executive Officer
(212) 531-5971
rbentsur@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 7, 2006	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer